Filed by: Home Bancorp
                                              Holding Company for Home Loan Bank
                           Pursuant to Rule 425 under the Securities Act of 1933
               Subject Company:  Home Bancorp and Old Kent Financial Corporation
                                                   Commission File No: 333-42804


THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY HOME BANCORP ON AUGUST 28, 2000:

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                                  NEWS RELEASE
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Home Bancorp                                      Date  August 28, 2000
132 EAST BERRY STREET o  P.O. BOX 989
FORT WAYNE, INDIANA 46801-0989                    Contact   Marvin C. Schumm
PHONE:  (219) 422-3502                            President and Chief Executive
FAX:  (219) 426-7027                              Officer
                                                  Home Loan Bank



                   Home Bancorp Reports Third Quarter Earnings

FORT WAYNE, Indiana, -- August 28, 2000 -- Home Bancorp's net income for the nine months ended June 30, 2000 decreased by $239,000 or 10.3% from $2,330,000 in 1999 to $2,091,000 in 2000. Net income for the three months ended June 30, 2000 decreased by $92,000, or 11.9%, to $684,000 from $776,000 for the same period ended June 30, 1999. These decreases are principally the result of a slowdown in residential mortgage closings and the general rising cost of funding.

The Company's net income is primarily dependent upon net interest income. Net interest income for the three and nine-month periods ended June 30, 2000 increased by approximately $46,000 and $363,000 compared to the same periods in 1999. The nine-month increase was mostly the net result of a slight reduction in interest rate spreads earned on higher average interest earning balances. The three-month period was also aided by the Company's higher yielding investment portfolio compared to the same period in 1999.

The three and nine month earnings for 2000 represent an annualized return on average assets (ROA) of 0.68% and 0.68% and a return on average equity (ROE) of 7.33% and 7.49%. For the like periods ended June 30, 1999, earnings represent an annualized ROA of 0.77% and 0.80% and a ROE of 7.99% and 7.80%.

Home Bancorp's total assets were $396.7 million as of June 30, 2000 compared to $414.0 million as of September 30 1999, a decrease of $17.3 million. For the same period, equity increased very slightly from $37.9 million as of September 30, 1999 to $38.0 million as of June 30, 2000. Home Bancorp reduced excess liquidity in the form of overnight federal funds sold and interest earning deposits with other banks, primarily funded by short-term certificates of deposit (CDs).


                       Holding Company for Home Loan Bank

Home Bancorp
News Release
Page 2
August 28, 2000


Net loans receivable increased $0.6 million, largely 1-4 family residential originations, from $346.0 million at September 30, 1999 to $346.6 million at June 30, 2000. Deposits decreased $26.2 million for the nine-month period, decreasing from $363.4 million as of September 30, 1999 to $337.2 million as of June 30, 2000 as the Home Loan Bank attempts to reduce its dependence on short-term CDs.

Cash and cash equivalents decreased from $36.3 million as of September 30, 1999 to $8.0 million as of June 30, 2000 as the Bank reduced excess liquidity. On January 1, 1999 the Company adopted SFAS No. 133 and reclassified all of its securities held for maturity to securities available for sale and trading. As of June 30, 2000, securities available for sale totaled $32.9 million, an increase of $9.7 million from September 30, 1999.

As of June 30, 2000 the Bank held $105,000 in foreclosed real estate with little or no loss anticipated. At September 30, 1999 the Bank held no foreclosed real estate.

The balance in Federal Home Loan Bank advances increased $10.0 million to $17.0 million during the nine-month period ended June 30, 2000.

Advances from borrowers for taxes and insurance decreased from $3.0 million as of September 30, 1999 to $2.2 million as of June 30, 2000 a result of the timing of semi-annual payments of real estate taxes and annual insurance premiums on behalf of loan customers. Other liabilities decreased slightly from $1.7 million as of September 30, 1999 to $1.5 million as June 30, 2000.

Our pending merger with Old Kent is on track with completion expected during the fourth quarter of 2000. Due to Old Kent Financial Corporation's payment of a five percent stock dividend during July 2000, the exchange ratio has increased accordingly. Home Bancorp shareholders can now expect to receive 0.6945 of share of Old Kent's common stock for each one share of Home Bancorp common stock upon consummation of the merger. Additionally, Old Kent has increased its September cash dividend and historically has increased its December cash dividend as well. Old Kent's latest dividend rate of $0.22 per share of Old Kent's common stock equates to $0.153 per Home Bancorp share based on the updated exchange ratio.



        Home Bancorp (Nasdaq)
        Quarter June 30:                              2000            1999
        Net Income..............................    $684,000        $776,000
        Share Earnings: Net Income basic........         .37             .39


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The  parties  intend to file  with the  Securities  and  Exchange  Commission  a definitive prospectus proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE


                       Holding Company for Home Loan Bank

Home Bancorp
News Release
Page 3
August 28, 2000



PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. Documents filed with the SEC by Old Kent Financial Corporation will be available free of charge by directing a request to the Secretary of Old Kent Financial Corporation at 111 Lyon Street, N.W., Grand Rapids, Michigan 49503. Documents filed with the SEC by Home Bancorp will be available free of charge by directing a request to Secretary of Home Bancorp at 132 East Berry Street, Fort Wayne, Indiana 46802. Information concerning the participants in the solicitation of proxies for the merger will be included in the definitive prospectus and proxy statement.


                       Holding Company for Home Loan Bank